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SEC FILE NUMBER
8-49624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SEABURY SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1350 AVENUE OF THE AMERICAS - 31ST FLOOR

(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@SEABURYSE
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL

(Name – if individual, state last, first, and middle name)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK HENRY DOWLING _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SEABURY SECURITIES LLC _____, as of DECEMBER 31 _____, 2 022 _, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORRAINE ALEJANDRO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6149012
Qualified in Nassau County
Commission Expires 12/16/2026

Signature:

Title:
SENIOR MANAGING DIRECTOR

Lorraine Alejandro
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEABURY SECURITIES LLC

**STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT**

DECEMBER 31, 2022

SEABURY SECURITIES LLC

TABLE OF CONTENTS

December 31, 2022

The accompanying notes are an integral part of the financial statement.



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Seabury Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Seabury Securities LLC (the "Company") (a Delaware limited liability company), as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Seabury Securities LLC's auditors since 1998.

Woodbury, New York
March 31, 2023

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

SEABURY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Current Assets

Cash	$	4,255
Prepaids assets		7,887
Total Current Assets	$	12,142

LIABILITIES AND MEMBER'S DEFICIT

Current Liabilities

Accrued Expenses	$	2,860,611
Due to/from affiliates		1,099
Total Current Liabilities		2,861,710
MEMBER'S EQUITY		(2,849,568)
Total Liabilities and Member's Deficit	$	12,142

The accompanying notes are an integral part of the financial statement.

-2-

Note 1 - Business Summary

Seabury Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-size corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate finance and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Basis of Presentation

The Company's financial statement is prepared using the accrual method of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's year-end is December 31.

Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxes on their pro-rata share of the Company's earnings. The Company is liable for taxes in several states and New York City. Total tax expense for the year ended December 31, 2022 is approximately $645.

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the Company had net capital of ($2,857,455), which was deficient of the required net capital of $190,781 by ($3,048,236). The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was a deficient (100.15%).
.

Exemption from Rule 15c3-3

The Company is does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

Note 4 - Concentration of Credit Risk

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 5 - Related Party Transactions

Pursuant to a service agreement, the Company's affiliate provides various services and other operating assistance to the Company. These include professional fees, use of fixed assets, travel, insurance, subscriptions, taxes, personnel, benefits and other general and administrative services. The total amount of intercompany charges incurred by the Company was approximately $496,405. Approximately $2,153 was due by the Company to the affiliate related to the service agreement as of December 31, 2021.

Note 6 - Member's Equity

During 2022, the Company dividend paid a to the Parent $2,606,884. Also during 2022 the Parent dividend $823,062 to the Company in the forms or cash infusions and forgiveness.

Note 7 - Fair Value

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets of liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, account receivable, accrued expenses and other liabilities, and deferred revenue.

Note 9 - Uncertain Tax Positions

The Company's federal, state, and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 9 – Commitments and Contingencies

The Company identified fees receivable carried at amortized cost as impact by guidance, ASU 2016-13 Financial Instruments – Credit Losses (Topic 326), which replaced the incurred loss model with the current expected credit loss (CECL) model. The CECL impairment model utilizes historical information and forecasts of future economic conditions to determine expected credit losses over the contractual life of a given instrument. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost. The Company evaluated this guidance and determined that this standard does not have an impact on the financial statements.

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with customers. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of December 31, 2022. Additionally, there are no liabilities subject to subordination, and thus, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted.

On June 8, 2022, a former registered representative of the Company was awarded an arbitration award against the Company. The award included legal fees and interest totaling $2,705,877. As of December 31, 2022, the Company has recorded a liability of $2,831,583, which includes $356,583 in interest.

Note 10 - Subsequent Events

These financial statements were approved by management and available for issuance on March 31, 2023. Subsequent events have been evaluated through March 31, 2023, the date that financial statements were available to be issued. The Company has incurred a loss from operations. The Company's Ownership has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.